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JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia

Telephone 07 5584 8900
Facsimile 07 5538 6315


11 February 2003


File ref: 67 SX-02


The Manager
Company Announcements Office
The Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000


Dear Sir


                               HALF YEARLY REPORT
                                31 DECEMBER 2002



RESULTS
-------

The Directors of Jupiters Limited report a net profit for the six months ended 31 December 2002 of $34.7 million a decrease of $1.5 million or 4% over the previous corresponding period ("pcp").

Revenues decreased $6.3 million to $399.4 million (pcp: $405.7 million) and Earnings Before Interest, Tax, Depreciation and Amortisation ("EBITDA") decreased $4.4 million to $97.5 million on a Normalised Basis (see below) reflecting the reduction in contribution from gaming machines in the casinos in the current period compared to the pcp.

The headline earnings per share ("eps") increased 2.2 cents (15%) to 17.2 cents. This was above the market guidance of 15-16 cents issued in October 2002.

It should be noted that the half year ending 31 December 2001 was negatively impacted by an adverse tax ruling and positively impacted by above theoretical win rates in the International Commission Business ("ICB") resulting in an adjusted or normalised net profit after tax for that period of $43.5 million or 18 cents per share (ie. Normalised Basis).

HIGHLIGHTS
----------

- Gaming machine revenue performance improved 6% to $128.3 million compared to the six months to 30 June 2002 ($121.1 million). This reflects the resolution of system issues and the gaming machine upgrade programme. However the result is still 3.7% down on the pcp's result of $133.2 million.


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-    The ICB performed well posting a 12% increase in front money on a
     Normalised Basis over what was a very strong result for the period to 31 December 2001.

- Centrebet revenues increased 41% ($4.8million) to $16.6 million. Increased competition meant turnover growth was limited to 15%.


- The EBITDA contribution from the wide-area gaming operations (Keno games in New South Wales and Queensland; gaming machine monitoring in Queensland) increased 10% to $21.3 million.


DIVIDEND
--------

The Directors believe that Jupiters Limited is well placed to deliver a strong performance in the coming year. In light of this, the Directors have declared an interim fully franked dividend of 11 cents per share, an increase of 1 cent (10%) over the pcp's dividend. The interim dividend will be paid on 14 March 2003 with the record date being 24 February 2003.


COMMENTARY
----------

The Company has significantly modified its capital and debt structure since the pcp with the buy back of ordinary shares and the issue of reset preference shares, making direct comparisons with previous profit results problematic. This change to the structure makes the eps number the most meaningful with Revenues and EBITDA also offering a fair comparison for the operational aspects of the business.

For the reporting period just ended, the deviation away from theoretical win rates in ICB has not been material to the result. Accordingly all references to a Normalised Basis relate only to the results for the six months to 31 December 2001.


OPERATIONS
----------

Casinos and Hotels
------------------

Hotel revenues increased 6.9% ($4.5 million) to $69.8 million on the back of an improved performance by food and beverage operations across all the properties. Revenue growth was also assisted by a continued focus on high yielding corporate and convention business.

Casino patronage was steady with little change from the six months to 31 December 2001. However gaming machine revenues continued to feel the impact of changes in government regulations, limitations on note acceptors and increased local competition. As noted earlier, revenues continue the upward trend from the six months to 30 June 2002. This is mainly due to completion of the implementation of the Cougar gaming machine monitoring system and the introduction of new machines.

ICB win rates were slightly above the theoretical win rate but not sufficient to have a material effect on the net profit after tax results. Revenue earned from this business segment remains in the range of 10% - 15% of the Company's revenue.

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Centrebet
---------

Centrebet is still very much in a growth phase and the Company is continuing to invest in resources to deliver new innovative services and expand its operations. As expected, this division is facing increased competition, which has slowed the growth in turnover. The pressure is mainly from betting exchanges, which allow people to bet directly with each for a fee, usually a percentage of the bet. Management has taken steps to address this situation and will be launching a range of new products and marketing initiatives throughout the coming year.

EBITDA margins have reduced to 41% (pcp 54%) due to increased costs associated with the need to grow the business. Overall the number of bets processed increased 43%. While the average bet declined from $36 to $30, the win rate improved to 7.8% from 6.6%.


Wide-Area Gaming
----------------

Revenues from the wide-area gaming operations (Keno and gaming machine monitoring) grew by $1.7 million to $61.0 million. The Keno revenues are derived from the supply of games to approximately 1,860 outlets in New South Wales and Queensland.

In New South Wales, Keno has been rebranded and relaunched. Queensland will follow later this year. The aim is to enable the Company to fully integrate all aspects of the two games resulting in improved management and reduction in costs.

Jupiters Limited's market share of gaming machine monitoring is approximately 38%, just below the regulated maximum level of 40%.


Technology Operations
---------------------

AWA Technology Services and the research and development division Jupiters Technology, contributed a combined EBITDA of $0.3 million, which is in line with the pcp's results.


BREAKWATER ISLAND TRUST
-----------------------

During December 2002 the Company was successful in reaching the compulsory acquisition threshold of 90% in its bid for the remaining units it did not own in Breakwater Island Trust.

As the Company moves to 100% ownership, Management looks forward to integrating the business units and achieving the synergies foreshadowed in the Company's bid. As the costs of the transaction are absorbed during the financial year ending 30 June 2003, the effect will be slightly negative to the overall results but is expected to be slightly positive for the following year.


MERGER PROPOSALS
----------------

As most shareholders would be aware, the Board and Management of Jupiters Limited are currently considering two merger proposals either of which would have a profound effect on


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the future structure and strategy of Jupiters. The merger of equals proposal with UNiTAB Limited is progressing well but will not be finalised until such time as TABCORP Holdings Limited has had the opportunity to submit a formal proposal.


The complexity of this process and the number of parties involved make it difficult to accurately predict when a recommendation will be made by the Board. The market will be kept informed of any significant developments via releases to the Australian Stock Exchange.


OUTLOOK
-------

Operationally it is expected that the performance of gaming machines at all three properties will continue to improve although traditionally the first half of the financial year is stronger than the second half.

Centrebet is introducing new products aimed at minimising the impact of betting exchanges and other competitive pressures. It is expected that revenue growth will remain above 25% for the year although turnover growth is more difficult to predict. Margins are expected to be maintained above 40%.

Modest growth is expected in the Keno and Gaming Machine Monitoring operations reflecting the mature nature of these markets.

The Gold Coast Convention and Exhibition Centre ("GCCEC") remains on schedule and on budget. As the project moves into the construction phase rapid changes to the site will be evident over the next few months. Conrad Jupiters will benefit from the proximity of GCCEC through increased occupancy at the hotel and increased patronage at the casino following the expected opening in mid 2004.

International growth will come from Centrebet and other operational opportunities. These are expected to contribute strongly to the continued growth of the Company and Management and the Board presently expect to report earnings per share of between 33 cents and 35 cents for the full year to 30 June 2003 on a Normalised Basis.


Yours faithfully

[Graphic Omitted]

L J WILLETT AO
CHAIRMAN OF THE BOARD


Enc:  - Appendix 4B
      - Management's Discussion and Analysis


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JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia

Telephone 07 5584 8900
Facsimile 07 5538 6315


11 February 2003




                       MANAGEMENT'S DISCUSSION & ANALYSIS
                        SIX MONTHS ENDED 31 DECEMBER 2002


OVERVIEW


- Earnings per share for the six months ended 31 December 2002 were 17.2 cents, previous corresponding period ("pcp") 15.0 cents.


- Changes to the share capital and debt structure of the Company since the pcp include:

          - The buy back of approximately 40 million ordinary shares
          - The issue of $190.2 million reset preference shares
          - The issue of shares relating to the takeover of Breakwater Island Trust.

- This change to the share capital and debt structure makes earnings per share the most meaningful measure when comparing the profit after tax with prior periods.

- Net profit after tax for the six months ended 31 December 2002 was $34.7 million, a decrease of $1.5 million or 4.1%, compared to $36.2 million for the pcp.

- The deviation away from theoretical win rates in International Commission Business ("ICB") during the current period has not been material to the result.

- The pcp was affected by an above average theoretical win rate on ICB adding $2.7 million to net profit after tax offset by a provision of $10 million, which had been raised against an adverse tax ruling.

- All references to "Normalised" in this document refer to the result for the pcp adjusted for the items in the point above.

- Earnings per share decreased 0.8 cents or 4.4% compared to the Normalised pcp of 18.0 cents.

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The following analysis considers results on both an actual and a Normalised basis to assist in understanding the performance of the Company's underlying business.


REVENUE

- Operating revenue was $399.4 million in line with the $400.5 million for the Normalised pcp.

- On a headline basis operating revenue of $399.4 million is a decrease of 1.6% or $6.3 million from $405.7 million for the pcp, not normalised.

-    Centrebet increased revenue by 40.7%.

-    ICB revenue increased by 5.2% on a normalised pcp.

-    Wide Area Operations increased revenue by 2.9%.

-    Gaming machine revenue in the Casinos decreased by 3.7%.

-    AWA Technology Services revenue decreased by 22.5%.


EBITDA

- Earnings before interest, income tax, depreciation and amortisation (EBITDA) for the period were $97.5 million, compared with $105.7 million for the pcp.

-    EBITDA decreased by $4.4 million compared to a Normalised pcp.

- This decrease was primarily attributable to weaker gaming machine revenues offset by earnings from the Company's wide-area gaming and sportsbetting businesses.

The Company's net debt to shareholders' equity ratio and interest cover ratio were 76.2% and 5.5 times respectively for the six months ended 31 December 2002. Return on equity for the six months ended 31 December 2002 was 14.7% compared to 11.5% for the pcp. Return on equity for a Normalised pcp was 13.9%.

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FINANCIAL RESULTS
SIX MONTHS ENDED 31 DECEMBER ($ MILLION)


                                                  ACTUAL              NORMALISED
                                                  ------              ----------

                                               2002      2001              2001

Casino revenue                                234.9     246.4             241.2
Hotel revenue(ii)                              69.8      65.3              65.3
Land based operations                         304.7     311.7             306.5
                                             -------   -------           -------
Wide-area operations(iii)                      61.0      59.3              59.3
Technology operations(iv)                      15.6      20.2              20.2
Sportsbetting operations                       16.6      11.8              11.8
Unallocated                                     1.5       2.7               2.7
Operating revenue                             399.4     405.7             400.5
                                             -------   -------            ------

Employee related expenses                    (116.3)   (114.2)           (114.2)
Gaming & wagering taxes/contribution (v)      (56.9)    (59.6)            (59.1)
Marketing expenses                            (49.1)    (47.6)            (47.0)
Cost of goods sold (vi)                       (11.5)    (14.2)            (14.2)
Management fee                                 (9.8)    (10.3)            (10.0)
Property operations and energy costs          (10.9)    (10.7)            (10.7)
Keno commissions                              (12.9)    (11.8)            (11.8)
Other expenses                                (34.5)    (31.6)            (31.6)
EBITDA                                         97.5     105.7             101.9
                                             -------   -------           -------

Depreciation & amortisation                   (27.4)    (26.6)            (26.6)
Net interest expense & finance charges        (17.6)    (10.2)            (10.2)
Profit from ordinary activities                52.5      68.9              65.1
                                             -------   -------           -------
Income tax expense                            (17.3)    (31.9)            (20.8)
Net profit before outside equity interests     35.2      37.0              44.3
                                             -------   -------           -------
Outside equity interests                       (0.5)     (0.8)             (0.8)
Net profit                                     34.7      36.2              43.5
                                             =======   =======           =======


(i) excludes effect of above theoretical win on commission play business and excludes the charge for the adverse outcome of the court appeal re Conrad Treasury rentals of net $10.0 million

(ii) includes rooms, food and beverage, hotel leisure and entertainment, Breakwater Marina and Townsville Entertainment Centre (pcp restated for consistency).

(iii) includes keno and gaming machine monitoring activities

(iv)  includes AWA Technology Services and Jupiters Technology

(v) includes community benefit contribution of $2.3 million (2001: $2.5 million) plus licence fees (pcp restated for consistency)

(vi)  relates to sale of food, beverage and gaming equipment


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Statistics:

                                                          ACTUAL      NORMALISED
                                                        -----------   ----------

                                                        2002   2001       2001

EBITDA as a percentage of operating revenue             24.4%  26.1%      25.4%
Earnings per share (cents)                              17.2   15.0       18.0
Dividend per share (cents) - 100% franked               11.0   10.0



DIVIDEND

The Directors of Jupiters Limited have declared an interim fully franked dividend for the six months ended 31 December 2002 of 11 cents per share representing an increase of 1 cent per share, or 10.0%, over the interim dividend for the pcp of 10 cents per share.


EBITDA BUSINESS SEGMENT ANALYSIS ($ MILLION)

Internally, management analyses the Company's performance on a business segment basis. Consolidated EBITDA is analysed on that basis as follows:



                                                      ACTUAL          NORMALISED
                                                  --------------      ----------
                                                  2002      2001         2001

Land based operations                             76.1      85.7         81.9
Wide-area operations                              21.3      19.4         19.4
Sportsbetting operations                           6.8       6.3          6.3
Technology operations                              0.3       0.4          0.4
Unallocated                                       (7.0)     (6.1)        (6.1)
                                                 ------    ------       ------
EBITDA                                            97.5     105.7        101.9
                                                 ------    ------       ------


CASINO REVENUE

Casino revenue decreased by $11.5 million, or 4.7%, to $234.9 million for the six months ended 31 December 2002. For a Normalised pcp, casino revenue decreased by $6.3 million, or 2.6%.

ICB revenue for the six months ended 31 December 2002 increased 5.2% over the Normalised pcp. Front money increased by 12.3% over a very strong pcp. Revenue earned from this business segment remains in the range of 10%-15% of the Company's revenue.

Club Conrad's non-commission premium play revenues decreased 13.7% compared to the pcp in the South East Queensland properties. Jupiters Townsville does not participate in premium play business.

Gaming machine performance in the Casinos has continued to strengthen but not sufficiently to improve on the pcp. Total gaming machine revenues for the three casinos was $128.3 million compared to $133.2 million for the pcp, a decrease of $4.9 million or 3.7%. However this result reflects an increase of 5.9% when


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compared to the gaming machine revenue for the six months ended 30 June 2002
($121.1 million), continuing the positive trend evident since the installation of the Cougar gaming machine monitoring system and the introduction of new gaming machines.

Conversion of machines within the Jupiters network is proceeding the net effect of which is as follows:





CASINO           NO. OF MACHINES AT        COMPLETED             FURTHER
                  31 DECEMBER 2002       Q-COM PROTOCOL     Q-COM CONVERSIONS
                                            MACHINES         BY 30 JUNE 2003

Gold Coast             1,348                  476                   367
Brisbane               1,321                  541                   309
Townsville               298                  298                   n/a




Initiatives to improve main floor table game performance resulted in an increase in revenues for the six months ended 31 December 2002 of 2.9% compared to the pcp.


HOTEL REVENUE


Total hotel revenue increased by $4.5 million, or 6.9% to $69.8 million compared to the pcp of $65.3 million. This was primarily attributable to an improved performance by food and beverage operations across all properties, where revenues increased at a combined rate of 9.4% over the pcp. As a result of a continued focus on high yielding corporate and convention business revenues, hotel rooms revenue increased by $1.0 million, or 7.0% compared to the pcp.


CONRAD JUPITERS, GOLD COAST


Operating revenues at Conrad Jupiters increased by $10.2 million, or 6.3% to $173.4 million for the six months ended 31 December 2002 compared to $163.2 million for the pcp.

Casino patronage of approximately 11,000 per day remained in line with the pcp. Average main floor spend per patron softened slightly against the pcp primarily due to reduced gaming machine activity.

Gaming machine revenue decreased 1.8% from the pcp due to the impact of limitations placed on note acceptors introduced by the Government in December 2001 and the delayed roll out of new gaming machine product.

Hotel room revenue increased over the pcp reflecting an improvement in average occupancy from 59.4% to 62.0% supported by an increase in average room rate of 2.1% over the pcp.

Food and beverage revenues increased 10.1% over the pcp primarily as a result of promotions, theatre packages and some menu revisions.


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CONRAD TREASURY, BRISBANE

Operating revenues at Conrad Treasury decreased $16.2 million, or 12.8% to $110.1 million for the six months ended 31 December 2002 compared to $126.3 million for the pcp.

Gaming machine revenue decreased 4.0% from the pcp due to the impact of limitations placed on note acceptors introduced by the Government in December 2001 and the delayed roll out of new gaming machine product.

Casino patronage was steady at approximately 9,000 per day (pcp 9,000). Average main floor spend per patron softened slightly against the pcp primarily due to reduced gaming machine activity.

Hotel room revenue remained in line with the pcp. Occupancy continued to improve increasing from 76.4% to 79.7% and was offset by a slight reduction in average room rate of 2.0% compared to the pcp.

Food and beverage revenues increased 7.6% compared to the pcp due to an increase in banquet business and heightened exposure from the receipt of certain restaurant awards.


JUPITERS TOWNSVILLE HOTEL & CASINO

Operating revenues at Jupiters Townsville decreased $0.6 million, or 3.0% to $20.0 million for the six months ended 31 December 2002 compared to $20.6 million for the pcp.

Gaming machine revenue decreased 14.3% over the pcp due to the continued impact of local competition and the introduction of note acceptors in December 2001.

Hotel room revenue increased 10.2% compared to the pcp with occupancy strengthening to 54.6% (pcp 50.0%). Improved hotel occupancy and marketing efforts resulted in food and beverage operations performing strongly with revenues increasing 10.6% over the pcp.


GOLD COAST CONVENTION & EXHIBITION CENTRE


Construction work on the Gold Coast Convention & Exhibition Centre is progressing well and is on schedule for a mid 2004 opening.

The core management team of the Centre has been recruited and a pre-opening office established. Marketing of the Centre has been the prime focus of the team and the interest in the Centre is reflected in strong bookings.


NON-CASINO OPERATIONS


Revenue earned by non-casino operations of $94.7 million was 23.7% of the operating revenue of the Company compared to $94.0 million (23.2%) in the pcp.

Keno turnover in Queensland for the six months ended 31 December 2002 was $142.2 million (pcp: $131.2 million) and in New South Wales was $168.9 million (pcp:
$176.3 million). This 8.4% improvement in Queensland was driven by specific promotional activity


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in clubs and hotels and when combined with a continued focus on cost control, saw a 10.0% lift in EBITDA on the pcp.

The impact of drought and bushfires was seen in the lower patronage and turnover in New South Wales Clubs. Changes to the New South Wales regulatory environment for gaming machines also adversely impacted activity in clubs. A relaunch and re-branding of Keno in New South Wales was completed which will enable integration and management of the two games following Queensland's re-branding in 2003. Jupiters provides Keno to approximately 840 outlets in Queensland and 1,020 clubs in New South Wales.

Centrebet generated revenue of $16.6 million for the six months ended 31 December 2002, an increase of $4.8 million or 40.7% compared to $11.8 million for the pcp. The growth in international sportsbetting resulted in turnover of $206.8 million in the period, an increase of 15.1% over the pcp. Win rate increased to 7.8% (pcp: 6.6%) reflecting an increase in the proportion of exotic and multi-bets. Centrebet continues to invest in resources to deliver new innovative services, diversify its product range and expand its operations into new markets. A number of product and technology initiatives will be launched over the forthcoming months which are expected to contribute to the continuing growth of this business.

Monitoring of gaming machines in clubs and hotels in Queensland generated revenue of $9.5 million during the six months ended 31 December 2002, compared with $8.2 million for the pcp. The Company's market share is approximately 38%, just below the regulated maximum level of 40%. The increase in revenue combined with operational improvements saw most of the incremental revenue reflected at the EBITDA line.


OTHER


Operating expenses were $301.9 million compared to $300.0 million in the pcp, an increase of $1.9 million.

Total capital expenditure applicable to the six months ended 31 December 2002 was approximately $29.2 million (pcp: $17.4 million). Major capital expenditure items included investment in gaming machines deferred from the previous financial year and the extension of the Conrad Jupiters island.

Depreciation and amortisation expense was $27.4 million, broadly consistent with the pcp of $26.6 million.

Net interest and finance charges increased by $7.4 million to $17.6 million. Interest expense includes $7.8 million payable in respect of the reset preference shares issued in April 2002.


JUPITERS LIMITED
11 FEBRUARY 2003

For further information contact:
Mr Rob Hines, Managing Director & Chief Executive Officer
Phone: (07) 5584 8900

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